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Exhibit 1
ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

ABER DIAMOND CORPORATION ACQUIRES 100% OF WORLD-RENOWNED JEWELER, HARRY WINSTON

        September 13, 2006 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER), today announced that it has entered into an agreement to purchase the minority shareholders' interest in world-renowned jeweler, Harry Winston, for approximately US$157 million giving it full 100% ownership.

        The history of the House of Harry Winston dates back nearly 100 years and includes some of the most famous diamonds in the world, from the legendary Hope Diamond, now on permanent display at the Harry Winston Pavilion at the Smithsonian Institution, to the magnificent jewels owned by royalty, movie stars and heads of state. Harry Winston's dimensional and fluid designs, flawless craftsmanship and unparalleled quality have set the standards for diamond jewelry.

        Aber purchased an initial 51% stake in Harry Winston in April 2004 for US$85 million and has since increased its equity interest to approximately 53%. The original purchase agreement included an option allowing Aber to purchase the balance of Harry Winston in 2010.

        "The past two and half years have demonstrated the tangible benefits of linking the marketing of rough diamonds to a high-end diamond retailer in the form of improved margins at both ends of the business." said Mr. Robert Gannicott, Chairman and CEO of Aber. "This acquisition solidifies our position as the world's premier publicly traded diamond company."

        The 100% ownership of Harry Winston strengthens Aber's strategic position as a diamond company comprising the two most profitable segments of the diamond pipeline — mining and retailing. This positioning delivers premium rough diamond pricing through market insight provided by polished diamond buying. Aber has been able to leverage its role as a supplier of rough diamonds to secure a more reliable source of the high-quality polished diamonds required by Harry Winston to support continued growth. Since the initial investment, Harry Winston sales have grown from approximately US$128 million for the full twelve months of fiscal year 2004 (including two months that were prior to Aber's acquisition), to US$191 million for fiscal year 2006. In addition, management has strengthened margins and improved operational performance, thereby contributing to Aber's net earnings earlier than planned.

        "The market for luxury goods, including diamond jewelry, is one of the fastest growing segments of the consumer market", said Thomas O'Neill, Aber's President and CEO of Harry Winston. "We believe that given the recognition of the brand relative to the size of the store network, there is an opportunity for significant growth."

        "Harry Winston is performing even better than we originally anticipated," commented Robert Gannicott. "The timing and the terms of the deal allow our shareholders to benefit earlier from the continued growth of Harry Winston."

        "We are now able to expand at a pace consistent with the opportunities of the marketplace," added Thomas O'Neill. "This enables us to open new stores at an aggressive pace, as well as refurbish our existing store network. We plan to strengthen our product development, increase our manufacturing capabilities, and improve management efficiencies across the businesses."

        The transaction values Harry Winston, on an equity basis, at approximately US$330 million. Aber will finance the acquisition through a combination of cash resources and an increase to Aber's existing credit facility without impacting the existing dividend policy.

        The acquisition and the expanded credit facility are expected to close by the end of September 2006.

        Aber was advised on this transaction by Rothschild in both London and Washington.

About Aber

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine and prior to this transaction owns approximately 53% of Harry Winston Inc., the premier retailer of diamond jewelry.

About Harry Winston

        Founded in 1932, Harry Winston is one of the world's most prestigious branded diamond jewelers, providing high-end diamond jewelry and timepieces. Known as "The King of Diamonds", Harry Winston is one of the World's leading luxury goods brands. The name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, and the Taylor-Burton Diamond.

Media and Investor enquiries, please contact:

Philip Koven, Bryan Mills Group: 1-416-447-4740 ext. 235

        This press release contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements regarding the business strategy and strategic goals of Aber and Harry Winston. Particularly, information regarding Harry Winston's plans and objectives, including its plan to open new stores, refurbish existing stores, strengthen product development efforts, increase manufacturing capabilities and improve information systems, as well as information regarding the expected date of closing of the acquisition of the balance of Harry Winston and the financing, is forward-looking information.

        Forward-looking information is based on certain factors and assumptions regarding, among other things, world economic conditions, the demand for and supply of diamonds and the exchange rate between the US dollar and the Canadian dollar. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

        Forward looking-information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include risks relating to disruptions in the world economy, changes in the demand for or supply of diamonds, and risks relating to fluctuations in the exchange rate between the US dollar and the Canadian dollar.

        You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, Aber is under no obligation and does not undertake to update this information at any particular time.

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ABER DIAMOND CORPORATION ACQUIRES 100% OF WORLD-RENOWNED JEWELER, HARRY WINSTON